THOMAS EQUIPMENT, INC.
                             1818 N. Farwell Avenue
                               Milwaukee, WI 53202




                                                                January 17, 2006


VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE,
Washington, DC 20549

Attention:   Peggy Fisher, Assistant Director

             Re:   Thomas Equipment, Inc.
                   Registration Statement on Form S-1
                   File No. 333-124217

Ladies and Gentlemen:

         Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Thomas Equipment, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, January 19, 2006, or as soon thereafter as possible.

         We hereby acknowledge the following:

         o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                THOMAS EQUIPMENT, INC.


                                                By: /s/ DAVID MARKS
                                                    ---------------------
                                                    Name:  David Marks
                                                    Title: Chairman